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                          April 7, 2021

       James Breitmeyer, M.D., Ph.D.
       President & Chief Executive Officer
       Oncternal Therapeutics, Inc.
       12230 El Camino Real, Suite 300
       San Diego, California 92130

                                                        Re: Oncternal
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 2, 2021
                                                            File No. 333-254985

       Dear Dr. Breitmeyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew T. Bush, Esq.